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UBS V10 Currency Index with Volatility Cap

Monthly Performance Report - July 2012

●   Eurozone tension continued to rise before Draghi intervened

●   The USD had a mixed month supported by Eurozone-driven risk aversion but undermined by weakening growth figures

●   The V10 Index registered a gain of 2.5% (after fees) at month-end

	AUD (2.6%)	AUD continued to recover in July backed by some degree of stabilisation in Chinese growth, ongoing demand for liquid AAA rated sovereign bonds and the ongoing search for yields. The RBA kept rates on hold at 3.5%
Index Description	NZD (0.9%)	In New Zealand CPI was weak at 0.3% month on month, warranting the RBNZ staying on hold. House prices and business confidence managed to hold – doing enough to encourage NZD strength

The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index).

The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis. Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

Performance Influencing Factors

The EUR was once again the underperformer for the month as despite the best efforts of policymakers and politicians to contain the situation, investors were not convinced of the stability of EUR. The euro’s initial decline on the back of an European Central Bank rate cut was attributed to simple policy differentials, but once periphery bond yields started heading towards rather dangerous levels, fears were escalating that something more pernicious was going on. With growth conditions deteriorating in general globally, it proved to be treacherous waters before ECB President Mario Draghi delivered a month-end rhetorical salvo which suggested the central bank was on the verge of something big. Hopes were elevated for similar deliveries by central banks globally and risk managed to stabilise heading into month-end. The dollar had more of a mixed month. The ECB’s interest rate cut and subsequent Eurozone-driven risk aversion was generally beneficial for the greenback but weakening growth figures and the creeping stimulus expectations undermined the currency vs. some high beta names such as CAD, AUD and NZD. These factors led EUR replacing USD as a low yielding currency in the strategy on 6th July and contributed to each of the Index currencies strengthening against the USD except CHF and EUR. The V10 strategy remained in a long carry position throughout this month and, as a result, the performance of the currencies contributing to the strategy led to a monthly gain on the Index of 2.5%.
Source: UBS. UBS Research

	SEK (1.8%)	SEK continued to surge as the Swedish economy remained strong despite the global economic deterioration. Despite overwhelming export exposure to Europe, the trade balance was a solid SEK 9.3bn and GDP increased by 1.4% in the quarter alone
	CHF (-2.9%)	There was no let up for the SNB in July as Eurozone concerns continued to force safe haven flows into non-Eurozone AAA rated sovereigns. Swiss data remains problematic with inflation running at -1.1% year on year and exports fell by 2.6% month on month
	JPY (2.1%)	JPY benefited against USD in the wake of mounting evidence of slowing momentum in the US economy. International Monetary Market data actively showed a major swing in positioning in favour of JPY longs despite Japanese figures staying mediocre
	EUR (-2.9%)	The Eurozone attracted the bulk of attention for the month. The ECB, as expected, cut its benchmark policy rate by 25bp to 0.75%, and its deposit rate to zero.
	USD	The dollar had more of a mixed month. The ECB’s interest rate cut and subsequent Eurozone-driven risk aversion was generally beneficial for the greenback but weakening growth figures and the creeping stimulus expectations undermined the currency vs. some high beta names such as CAD, AUD and NZD
Source: UBS Research, UBS
	Currency	Spot[1]	Contr[2]	Currency	Spot[1]	Contr[2]
	NZD	0.9%	0.4%	CHF	-2.9%	1.0%
	AUD	2.6%	1.0%	JPY	2.1%	-0.5%
	SEK	1.8%	0.6%	EUR	-2.9%	0.1%

Graph 1: V10 and S&P 500 performance in July 2012

Date	Signal	High Yielding	Low Yielding
29 Jun - 5 Jul	Long	AUD, SEK, NZD	CHF, JPY, USD
6 Jul - 31 Jul	Long	AUD, SEK, NZD	CHF, JPY, EUR

* There were no signal changes during the month

Source: UBS. Note: For illustration purposes only;

SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis

Past performance is not an indication of future performance.

1) Spot performance of currency from 29 June 2012 to 31 July 2012 relative to USD. Individual currency performance is intended to explain only the performance of that currency relative to the USD and may not fully explain the movement of the Index over the period.

2) Contribution to the Index return over the period resulting from the peformance of the individual currency.

For additional information please contact your Financial Advisor

Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from 6 May 2009 through 31 July 2012

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-4.0%	3.7%	-1.3%	0.0%	-4.4%	-3.4%	-9.8%	-4.2%	-1.5%	0.0%	-22.0%
2012	3.3%	3.9%	-1.8%	-0.9%	-5.6%	5.3%	2.5%						6.4%

Source: UBS

Index Performance and 65 day actual volatility

Index performance and volatility filter

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Performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance based on the daily indicative bid price for a $10 par value security at month-end for the three months ending July 2012.

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day. The total return below is calculated using the July 2012 indicative bid price provided by UBS relative to the public issuance price of $10 per security. The actual return that any investor may realize if they were able to sell their product prior to expiry will depend on the actual bid price, if any, at the time of sale, which may differ substantially from the indicative bid prices provided herein, and from the expected payment at maturity based on the terms of the product.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	May-12	Jun-12	Jul-12	Total
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	7.21	7.47	7.81	-21.9%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	7.06	7.32	7.65	-23.5%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	7.17	7.44	7.78	-22.2%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	7.10	7.36	7.70	-23.0%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	7.09	7.35	7.69	-23.1%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	6.85	7.11	7.44	-25.6%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	6.97	7.23	7.57	-24.3%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	7.65	7.94	8.32	-16.8%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	7.54	7.83	8.21	-19.9%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	7.55	7.84	8.23	-19.7%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	7.38	7.67	8.09	-21.3%

1) Total return in the above table is not annualized

Source: UBS Price data taken from UBS internal systems

Disclaimer

This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk

Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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